Registration No.  333-103615
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 710

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 24, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


          Select Financial Services Equity Portfolio 2003 Series
                        Select Financial Services
                 Preferred Income Portfolio 2003 Series

                                 FT 710


FT 710 is a series of a unit investment trust, the FT Series. FT 710 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). The Select Financial Services Equity Portfolio 2003 Series invests in a diversified portfolio of common stock (the "Common Stock") issued by banks and thrifts while the Select Financial Services Preferred Income Portfolio 2003 Series invests in a diversified portfolio of trust preferred securities (the "Preferred Securities") issued by banks and thrifts (collectively, the "Securities"). The objective of the Equity Portfolio 2003 Series is to provide the potential for above-average capital appreciation. The objective of the Preferred Income Portfolio 2003 Series is to provide the potential for a high level of current income.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                RYAN BECK & CO.


              The date of this prospectus is April 24, 2003

                                Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              4
Report of Independent Auditors                                         5
Statements of Net Assets                                               6
Schedules of Investments                                               7
The FT Series                                                         10
Portfolios                                                            10
Risk Factors                                                          12
Public Offering                                                       13
Distribution of Units                                                 16
The Sponsor's Profits                                                 16
The Secondary Market                                                  17
How We Purchase Units                                                 17
Expenses and Charges                                                  17
Tax Status                                                            18
Retirement Plans                                                      20
Rights of Unit Holders                                                20
Income and Capital Distributions                                      21
Redeeming Your Units                                                  21
Removing Securities from a Trust                                      22
Amending or Terminating the Indenture                                 23
Information on Ryan Beck & Co., the Sponsor, Trustee and Evaluator    24
Other Information                                                     25
Standard & Poor's Issue Credit Rating Definitions                     25
Fitch Investors Service, Inc.'s Issue Credit Ratings Definitions      26

                        Summary of Essential Information

                                 FT 710


At the Opening of Business on the Initial Date of Deposit-April 24, 2003


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                          Preferred Income
                                                                                      Equity Portfolio    Portfolio 2003
                                                                                      2003 Series         Series
                                                                                      ______________      _____________
Initial Number of Units (1)                                                                15,007               15,003
Fractional Undivided Interest in the Trust per Unit (1)                                  1/15,007             1/15,003
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                     $    9.900          $     9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
       (5.00% of the net amount invested, exclusive of the deferred sales charge
          and creation and development fee) (3)                                        $     .495          $     .495
    Less Deferred Sales Charge per Unit                                                $    (.345)         $    (.345)
    Less Creation and Development Fee per Unit                                         $    (.050)         $    (.050)
Public Offering Price per Unit (4)                                                     $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                        $    9.555          $    9.555
Redemption Price per Unit
    (based on aggregate underlying value of Securities less deferred sales charge) (5) $    9.555          $    9.555
Estimated Net Annual Distribution per Unit for the first year (6)                      $    .2267          $    .6683
Cash CUSIP Number                                                                      30267L 272          30267L 298
Reinvestment CUSIP Number                                                              30267L 280          30267L 306
Security Code                                                                               63205               63207
Ticker Symbol                                                                              FSFSEX              FSFPIX

First Settlement Date                     April 29, 2003
Mandatory Termination Date (7)            October 24, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2003 for the Equity
                                          Portfolio 2003 Series; and the fifteenth day of each month for the Preferred
                                          Income Portfolio 2003 Series, commencing June 15, 2003.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2003 for the Equity
                                          Portfolio 2003 Series; and the last day of each month for the Preferred Income
                                          Portfolio 2003 Series, commencing June 30, 2003.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distributions for subsequent years, $.2213 per Unit for Equity Portfolio 2003 Series, and $.6498 per Unit for Preferred Income Portfolio 2003 Series, are expected to be less than that set forth above for the first year because a portion of the Securities included in the Trusts will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distribution you will receive will vary from that set forth above with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five and one-half years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                            Equity Portfolio         Preferred Income
                                                                            2003 Series              Portfolio 2003 Series
                                                                            ________________         ________________
                                                                                          Amount                   Amount
                                                                                          per Unit                 per Unit
                                                                                          _____                    _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                       3.45%(b)      $.345      3.45%(b)      $.345
Creation and development fee                                                0.50%(c)      $.050      0.50%(c)      $.050
                                                                            _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee)              4.95%         $.495      4.95%         $.495
                                                                            =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)      $.0290     .290%(d)      $.0290
                                                                            =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees      .082%         $.0080     .082%         $.0080
Trustee's fee and other operating expenses                                  .171%(f)      $.0168     .174%(f)      $.0170
                                                                            _______       _______    _______       _______
Total                                                                       .253%         $.0248     .256%         $.0250
                                                                            =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                1 Year       3 Years      5 Years      5 1/2 Years
                                                __________   __________   __________   __________
Equity Portfolio 2003 Series                    $549         $601         $657         $673
Preferred Income Portfolio 2003 Series           550          602          659          674

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing November 20, 2003.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than .50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed .50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by a Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 710


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 710, comprising the Select Financial Services Equity Portfolio 2003 Series and Select Financial Services Preferred Income Portfolio 2003 Series (collectively, the "Trusts"), as of the opening of business on April 24, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on April 24, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 710, comprising the Select Financial Services Equity Portfolio 2003 Series and Select Financial Services Preferred Income Portfolio 2003 Series, at the opening of business on April 24, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
April 24, 2003

                            Statements of Net Assets

                                 FT 710


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2003


                                                                               Equity Portfolio       Preferred Income
                                                                               2003 Series            Portfolio 2003 Series
                                                                               _______________        _______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)             $148,572               $148,531
Less liability for reimbursement to Sponsor for organization costs (3)             (435)                  (435)
Less liability for deferred sales charge (4)                                     (5,177)                (5,176)
Less liability for creation and development fee (5)                                (750)                  (750)
                                                                               ________               ________
Net assets                                                                     $142,210               $142,170
                                                                               ========               ========
Units outstanding                                                                15,007                 15,003

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                          $150,073               $150,031
Less maximum sales charge (6)                                                    (7,428)                (7,426)
Less estimated reimbursement to Sponsor for organization costs (3)                 (435)                  (435)
                                                                               ________               ________
Net assets                                                                     $142,210               $142,170
                                                                               ========               ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank of which $400,000 will be allocated between the two Trusts, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on November 20, 2003 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through January 20, 2004. If Unit holders redeem Units before January 20, 2004, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in the Trusts includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                           Schedule of Investments

         Select Financial Services Equity Portfolio 2003 Series

                                 FT 710


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2003


                                                                                                                 Unaudited
                                                                    Percentage       Market       Cost of        Ryan Beck
Number     Ticker Symbol and                                        of Aggregate     Value per    Securities to  & Co.
of Shares  Name of Issuer of Securities (1)                         Offering Price   Share        the Trust (2)  Disclosure
_________  _____________________________________                    _________        ______       _________      _________
           Banks (83%):
           _________________
378        BNK      Banknorth Group, Inc.                              6%            $23.60       $  8,921       A
348        CF       Charter One Financial, Inc.                        7%             29.86         10,391       A
267        CBH      Commerce Bancorp, Inc.                             7%             39.00         10,413       A
220        CBSS     Compass Bancshares, Inc.                           5%             33.80          7,436
152        FITB     Fifth Third Bancorp                                5%             48.77          7,413       A
358        FULT     Fulton Financial Corporation                       5%             20.73          7,421       A
261        HCBK     Hudson City Bancorp, Inc.                          4%             22.77          5,943       A
252        MI       Marshall & Ilsley Corporation                      5%             29.45          7,421       A
195        MRBK     Mercantile Bankshares Corporation                  5%             38.13          7,435       A
366        NCF      National Commerce Financial Corporation            5%             20.30          7,430
322        NFB      North Fork Bancorporation, Inc.                    7%             32.27         10,391       A
237        PBKS     Provident Bankshares Corporation                   4%             25.10          5,949       A
175        RBKV     Resource Bankshares Corporation                    3%             25.48          4,459       A, C, D
171        STL      Sterling Bancorp                                   3%             26.09          4,461       A
539        SNV      Synovus Financial Corp.                            7%             19.30         10,403       A
152        ZION     Zions Bancorporation                               5%             48.85          7,425

           Thrifts (17%):
           _______________
456        BRKL     Brookline Bancorp, Inc.                            4%             13.03          5,942       A, C
503        FNFG     First Niagara Financial Group, Inc.                4%             11.81          5,941       A, B, C, D
309        SCFS     Seacoast Financial Services Corporation            4%             19.25          5,948       A, B, C, D
491        SOV      Sovereign Bancorp, Inc.                            5%             15.13          7,429       A, C
                                                                    ______                        ________
                          Total Investments                          100%                         $148,572
                                                                    ======                        ========

__________

See "Notes to Schedules of Investments" on page 9.

                             Schedule of Investments

    Select Financial Services Preferred Income Portfolio 2003 Series

                                 FT 710


At the Opening of Business on the Initial Date of Deposit-April 24, 2003


                                                                       Percentage
Number                                                                 of Aggregate                   Market     Cost of
of                                                                     Offering      Redemption       Value per  Securities to
Shares    Name of Issue of Securities (1)(3)              Rating (4)   Price         Provisions (5)   Share      the Trust (2)
____      _________________________                       _______      ________      ________         ______     ______
312       ASBC Capital I, 7.625%, Due 06/15/2032          BBB-           5.50%       05/30/07 @ 25    $26.20     $ 8,174

421       Bank One Capital Trust VI, 7.20%,               BBB+           7.50%       10/15/06 @ 25     26.45      11,135
          Due 10/15/2031

309       Banknorth Capital Trust II, 8.00%,              BB+            5.50%       04/01/07 @ 25     26.45       8,173
          Due 04/01/2032

213       CFB Capital IV, 7.60%, Due 03/15/2033           BBB-           3.75%       03/15/08 @ 25     26.16       5,572

156       Chittenden Capital Trust I, 8.00%,              BB+            2.75%       07/01/07 @ 25     26.20       4,087
          Due 07/01/2032

390       Comerica Capital Trust I, 7.60%,                BBB+           7.00%       07/31/06 @ 25     26.65      10,393
          Due 07/01/2050

428       Compass Capital III, 7.35%, Due 04/01/2032      BBB-           7.51%       03/22/07 @ 25     26.05      11,149

 53       First Preferred Capital Trust III, 9.00%,       NR             1.00%       12/31/06 @ 25     28.00       1,484
          Due 12/31/2031

395       Fleet Capital Trust VIII, 7.20%,                BBB+           6.99%       03/08/07 @ 25     26.30      10,389
          Due 03/15/2032

 85       Independent Capital Trust IV, 8.375%,           NR             1.49%       04/30/07 @ 25     26.10       2,219
          Due 04/30/2032

 69       MB Financial Capital Trust I, 8.60%,            NR             1.26%       09/30/07 @ 25     27.05       1,866
          Due 09/30/2032

287       MBNA Capital E, 8.10%, Due 02/15/2033           BB+            5.01%       02/15/08 @ 25     25.91       7,436

211       NPB Capital Trust II, 7.85%, Due 09/30/2032     NR             3.74%       09/30/07 @ 25     26.36       5,562

167       National Commerce Capital Trust II, 7.70%,      BBB            2.99%       12/14/06 @ 25     26.60       4,442
          Due 12/15/2031

 81       Northwest Capital Trust I, 8.75%,               NR             1.50%       12/31/06 @ 25     27.60       2,236
          Due 12/31/2031

124       ONB Capital Trust II, 8.00%, Due 04/15/2032     BBB-           2.25%       04/12/07 @ 25     26.90       3,336

318       Regions Financial Trust I, 8.00%,               BBB+           5.75%       02/26/06 @ 25     26.84       8,535
          Due 02/28/2031

112       Seacoast Capital Trust I, 8.50%,                NR             2.00%       06/30/07 @ 25     26.50       2,968
          Due 06/30/2032

123       Sovereign Capital Trust III, 8.75%,             BB-            2.25%       01/01/07 @ 25     27.20       3,346
          Due 12/31/2031

125       Suntrust Capital V, 7.05%, Due 12/15/2031       A-             2.25%       12/07/06 @ 25     26.70       3,338

                        Schedule of Investments (cont'd.)

    Select Financial Services Preferred Income Portfolio 2003 Series

                                 FT 710


At the Opening of Business on the Initial Date of Deposit-April 24, 2003


                                                                       Percentage
Number                                                                 of Aggregate                   Market     Cost of
of                                                                     Offering      Redemption       Value per  Securities to
Shares    Name of Issue of Securities (1)(3)              Rating (4)   Price         Provisions (5)   Share      the Trust (2)
____      _________________________                       _______      ________      ________         ______     ______
422       USB Capital V, 7.25%, Due 12/15/2031            BBB+           7.51%       12/07/06 @ 25    $26.42     $ 11,149

252       VNB Capital Trust I, 7.75%, Due 12/15/2031      BBB            4.50%       11/07/06 @ 25     26.55        6,691

544       Zions Capital Trust B, 8.00%, Due 09/01/2032    BB+           10.00%       09/01/07 @ 25     27.30       14,851
                                                                       _______                                   ________
                      Total Investments                                100.00%                                   $148,531
                                                                       =======                                   ========

__________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 24, 2003. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                            Cost of
                                            Securities    Profit
                                            to Sponsor    (Loss)
                                            ___________   ______
Equity Portfolio 2003 Series                $148,339      $ 233
Preferred Income Portfolio 2003 Series       149,159       (628)

(3) Shown under this heading is the stated dividend rate of each of the Securities, expressed as a percentage of par or stated value. Each Preferred Security was originally issued with a par or stated value per share equal to $25.

(4) The ratings are by Standard & Poor's or Fitch Investors Service, Inc., and are unaudited. For a brief description of the rating symbols and their related meanings, see "Standard & Poor's Issue Credit Ratings Definitions" and "Fitch Investors Service, Inc.'s Issue Credit Ratings Definitions." Such ratings were obtained from an information reporting service other than Standard & Poor's or Fitch Investors Service, Inc. "NR" indicates no rating.

(5) The Securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed Securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the Securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions to Unit holders will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed Securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by a Trust will be distributed to Unit holders. Certain of the Securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

============================================================================================================================
Unaudited Ryan Beck & Co. Disclosure. The following information has been provided by Ryan Beck & Co., who is solely responsible for its content.
A     Ryan Beck & Co. makes a market in the common stock of this company.
B     Ryan Beck & Co. expects to receive or intends to seek compensation for investment banking services within the next three months from this company.
C     Ryan Beck & Co. has received compensation for investment banking services from this company within the past 12 months.
D     Ryan Beck & Co. has managed or co-managed a public offering of securities for this company within the past 12 months.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 710, consists of two separate portfolios set forth below:

- Select Financial Services Equity Portfolio 2003 Series

- Select Financial Services Preferred Income Portfolio 2003 Series

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited portfolios of common stock for the Equity Portfolio 2003 Series and trust preferred securities for the Preferred Income Portfolio 2003 Series with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").


After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be called or redeemed prior to the Mandatory Termination Date or may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders as described in "Income and Capital Distributions," but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of Select Financial Services Equity Portfolio 2003 Series is to provide the potential for capital appreciation through an investment in the common stock of selected banks and thrifts.


The objective of Select Financial Services Preferred Income Portfolio 2003 Series is to provide diversification and the potential for a high level of current income by investing in a portfolio of trust preferred securities issued by banks and thrifts.


Ryan Beck & Co. ("Ryan Beck") has a 56-year history as a key participant in financial services industry research. Presently, the financial services industry is undergoing some of the most radical changes in its history. For investors, these changes are creating both challenges and opportunities. Looking out over the next several years, Ryan Beck believes that mid-cap banks and thrifts are well positioned to sustain solid earnings growth and offer investors the potential for attractive risk-adjusted returns.

Consolidation Creates Opportunities. Due principally to consolidation and de-regulation, U.S. commercial banks have grown dramatically larger and their revenue streams more diverse over the last two decades. Since reaching an all-time peak of just under 14,500 in 1984, the FDIC reports that the number of U.S. banks has fallen by 45% to approximately 7,900 today. Consequently, the average American bank has quintupled in size from approximately $173 million in assets to approximately $874 million, according to the FDIC, while the percentage of the banking industry's assets controlled by the top 35 banks has risen from 40% to 77%.

Moreover, repeal of the Glass-Steagall Act in 1999 has enabled banks to expand into such previously prohibited businesses as securities and insurance underwriting.

In Ryan Beck's opinion, consolidation and deregulation effectively have given banks the opportunity to reduce operating risks by improving the geographic, customer, and revenue diversity of their franchises.

With nearly 8,000 banks still operating in America, Ryan Beck does not believe the industry's consolidation is complete. Thus, many of today's mid-cap banks could eventually become parts of larger banking organizations via mergers.

Bigger is not necessarily better. As many of the recently created banking behemoths have moved to exploit new growth avenues, Ryan Beck believes they've lost touch with their customers. Additionally, they have become repositories of credit risk by using larger "hold" limits, buying loan participations underwritten by others, concentrating credit exposure to a few borrowers within select industries, lending to borrowers outside the U.S. with which they are unfamiliar, and by not sufficiently scrutinizing domestic borrowers, in Ryan Beck's opinion.

Mid-cap banks employ a different model. Rather than America's largest banks, Ryan Beck has chosen to focus its research effort primarily on mid-cap banks-those with less than $50 billion in assets. These banks employ a different business model that entails focusing intently on local markets, identifying and meeting customers' needs, and prudently managing interest rate, credit underwriting, and operating risks.

A review of the operating results of the top 50 U.S. banks (based on assets) during the 1996-2001 period by Ryan Beck reveals that of such banks, banks with less than $50 billion in assets (mid-cap banks) consistently outperformed those with more than $50 billion.

Superior fundamentals have resulted in strong stock performance. With a history of strong fundamentals, mid-cap bank stocks have performed very well over time. Ryan Beck calculates that between year-ends 1996-2001, the cumulative price advance for the top 50 banks with less than $50 billion in assets was 81%, versus 57% for the over $50 billion asset institutions.

The Bottom Line. Given their history of strong fundamental performance, Ryan Beck believes many mid-cap banks are ideally positioned to sustain predictable EPS growth going forward, although past performance is no guarantee of future results.

Supervision of Industry. The Federal Reserve is the regulatory supervisor for Bank Holding Companies ("BHCs") and performs onsite examinations of all BHCs on a regular basis. Additionally, an appropriate banking regulator individually examines each BHC bank subsidiary. Finally, as with all public companies, an outside accounting firm audits BHC financial statements. Ryan Beck believes this supervision is important to monitor and measure the risks being taken by individual banks, and Ryan Beck views the strict supervision of the industry as an investment benefit for individuals selecting the financial institutions industry for a portion of their overall portfolios.

About the Equity Portfolio 2003 Series. Most investors are familiar with common stocks, which represent an ownership interest in a company. Investors purchase common stock with the expectation the company will grow over time. That is, price appreciation over time will give the investor the ability to sell the stock for a greater price than he or she paid. There is, however, no guarantee that the Common Stocks included in the Equity Portfolio 2003 Series will appreciate in value during the life of this Trust.


About the Preferred Income Portfolio 2003 Series. Most investors purchase preferred securities for the income they provide. Preferred Securities are securities which pay a fixed rate of return and are sold on the basis of yield. They are traded on major exchanges, just as common stocks are. This portfolio contains trust preferred securities. Trust Preferred Securities are generally cumulative preferred stocks issued by a business trust that is wholly owned by a holding company, unlike preferred stock, which is issued directly by a company. Since their invention in the mid-1990s, trust preferred securities ("TPS") have largely replaced standard preferred stocks, with financial institutions and utilities issuing the bulk of them. TPS must allow for a consecutive five-year deferral period for interest and dividends. In light of risk associated with the potential deferral of dividend payments, rates on TPS in the marketplace are generally at a premium yield relative to traditional preferred securities and corporate bonds. Importantly, the common equity holders cannot receive a common dividend unless the TPS is current in the payment of dividends.


A Review of Mid-Cap Fundamentals. A review by Ryan Beck of mid-cap banks and larger cap institutions-those with over $50 billion in assets-covering the 1996-2001 period found that:

- Mid-cap banks' return on assets, at an average 1.32%, matched the larger banks. Mid-cap banks averaged 14 basis points higher net interest margins (average 4.16%) than larger banks; and mid-cap banks had a loan charge-off rate (0.36%) which was half that of larger banks;

- The percentage of non-performing assets at mid-cap banks was 0.10% lower than at larger banks, and reserve coverage of non-performers averaged 208% versus 182% for the large banks;

- Mid-cap banks' per share earnings compounded at 11.8% over the 1996-2001 period vs. 8.5% for the large banks, while growth in dividends was 13.7% versus 12.3%, in favor of the mid-cap banks;

- At the very top end of the industry, EPS for the 10 largest banks met or exceeded beginning of the year estimates only 54% of the time; for mid-cap banks that percentage consistently averaged 70%.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors


Price Volatility. The Equity Portfolio 2003 Series invests in common stocks issued by banks and thrifts. The Preferred Income Portfolio 2003 Series invests in trust preferred securities issued by banks and thrifts. The value of a Trust's Units will fluctuation with changes in the value of these securities. The value of these securities' prices will fluctuate for several of the reasons set forth below.


Because the Trusts are not managed, the Trustee will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends on the common stocks in the future or that if declared they will either remain at current levels or increase over time. In addition, there is no assurance that the issuers of any of the Securities included in a Trust will be able to pay dividends at their stated rate in the future.

Common Stocks. The Equity Portfolio 2003 Series is invested entirely in common stocks issued by banks and thrifts. Common Stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be sensitive to increasing interest rates, as the cost of capital rises and borrowing costs increase.


Trust Preferred Securities. The Preferred Income Portfolio 2003 Series is invested entirely in trust preferred securities issued by banks and thrifts. Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if the Trust had received current income. In such a case, Unit holders will have income taxes due prior to receiving cash distributions to pay such taxes. Holders of trust preferred securities have claims to the assets of a company in the case of a bankruptcy liquidation that are superior to holders of common stock, but trust preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those of debt instruments. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events.


Banking Industry. Because more than 25% of each Trust is invested in Securities issued by companies in the banking industry, including banks and thrifts, both Trusts are considered to be concentrated in the banking industry. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates;
portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Securities Selection. While Ryan Beck has carefully evaluated and approved the Securities in the Trust for this purpose, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units. In addition, Ryan Beck in its general securities business acts as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. See the "Schedule of Investments" for the Select Financial Services Equity Portfolio 2003 Series for specific information concerning Ryan Beck's investment banking relationships and role as market-maker for certain of the Common Stock. In the future, Ryan Beck may seek to provide investment banking or other services to any of the issuers of the Securities.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($250 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from November 20, 2003 through January 20, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2004, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows:

                                       Reduction to the
                                       maximum
If you invest                          sales charge
(in thousands):*                       will be:
_______________                        ____________
$50 but less than $100                 0.25%
$100 but less than $250                0.50%
$250 but less than $500                1.00%
$500 but less than $1,000              1.50%
$1,000 or more                         2.00%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as a Trust or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $500,000 or more, the maximum sales charge will be limited to the maximum sales charge for the applicable amount invested derived from the table set forth above), but you will not be eligible to receive the reduced sales charges described in the above table. In addition, you may use redemption proceeds from either of the Trusts to purchase Units of the other Trust subject only to a maximum sales charge of 1.50% of the Public Offering Price per Unit. Please note that if you purchase Units of the Trusts using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

For the following persons, the transactional sales charge is reduced by 3.00% of the Public Offering Price:

- Employees, officers and directors of the Sponsor, our related companies, dealers, selling agents and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, the transactional sales charge on such Units is reduced by 3.00% of the Public Offering Price.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. Units are not registered in any foreign country and neither we nor Ryan Beck take responsibility with respect to sales or offers made to sell Units where sales are not legal. Sales or offers to sell in such countries may only be made in accordance with applicable laws. The Trusts are not registered with the Swiss Federal Banking Commission, which acts as supervisory authority in mutual fund matters. Accordingly, investors should note that the Units may not be offered or distributed in or from Switzerland unless this offer or distribution is exclusively addressed to Swiss institutional investors without any public offering. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.00% of the Public
Offering Price per Unit (or 65% of the maximum sales charge for secondary market sales). However, for Units which are purchased using redemption and/or termination proceeds this amount will be reduced to 2.00% of the Public Offering Price per Unit (1.5% for purchases of $500,000 to $1,000,000, 1.0% for purchases of $1,000,000 or more or on Units of a Trust purchased using redemption proceeds from the other Trust described in this prospectus). Eligible foreign dealers and selling agents can purchase Units at prices which represent a concession or agency commission of 2.00% of the Public Offering Price per Unit (or 45% of the maximum sales charge for secondary market sales).


We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits


We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. We will pay Ryan Beck 3.30% of the Public Offering Price per Unit sold. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units. On sales of at least $10, $20 or $40 million, Ryan Beck will receive an additional .10%, .20% or .35%, respectively, of the Public Offering Price per Unit sold. Sales of Units from both Trusts will be combined in determining whether the above volume sales levels are met.


In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trusts' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The
Trustee will pay operating expenses of the Trusts from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from Ryan Beck's research department for a fee not to exceed ..30% of the Public Offering Price per Unit sold. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to such Trust.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. We cannot guarantee that the distributions received by a Trust will be sufficient to meet any or all expenses of such Trust. If there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Assets of the Trusts.

The Equity Portfolio 2003 Series will hold stocks in domestic corporations (the "Stocks") and the Preferred Income Portfolio 2003 Series will hold trust preferred securities of domestic corporations (the "Debt Obligations"). All of the assets held by the Trusts constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the Debt Obligations constitute debt, the interest on which is includible in gross income, for federal income tax purposes.

Trust Status.

The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If the Trusts dispose of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to its value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends Received Deduction.

Because the Debt Obligations are treated as debt (not equity) for federal income tax purposes, distributions from the Debt Obligations are not eligible for the dividends received deduction.

Discount, Accrued Interest and Premium on Debt Obligations.

Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

Some of the Debt Obligations may give the issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in you being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.

Some Debt Obligations may have been purchased by you or the Trusts at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the Trusts pay for a Debt Obligation or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when the Trusts receive principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

Alternatively, some Debt Obligations may have been purchased by you or the Trusts at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units includes accrued interest on a Debt
Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When the Trusts receive this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Trust Assets (an "In-Kind Distribution") when you redeem your Units or at the Trusts' termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash.

You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the Trusts. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion of the Trust Asset.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trusts' income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of such Trust as miscellaneous itemized deductions.

Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

If you are a foreign investor (i.e., an investor other than a U.S.
citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trusts or on gain from the sale or redemption of your Units, provided that certain conditions are met. Generally, if you are such a foreign investor, interest income
(including any original issue discount) on the Debt Obligations, or any gain from the sale or other disposition of your pro rata interest in any Trust Assets or the sale of your Units will not be subject to U.S.
federal income taxes, including withholding taxes, provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by you of a trade or business within the United States, (ii) if the interest is U.S. source income and the Debt Obligation is issued after July 18, 1984, then you do not own, directly or indirectly, 10% or more of the total combined voting power of all classes or voting stock of the issuer of the Debt Obligation and you are not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Internal Revenue Code of 1986) to the issuer of the Debt Obligation, (iii) with respect to any gain, you (if you are an individual) are not present in the United States for 183 days or more during your taxable year, and (iv) you provide all certification which may be required. It should be noted that the interest exemption from U.S. taxation, including withholding taxes, is not available for certain "contingent interest." No opinion is expressed regarding the potential applicability of this provision and whether U.S. taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as a corporation, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.


                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee.

Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."


We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of the Equity Portfolio 2003 Series, or 1,000 Units of the Preferred Income Portfolio 2003 Series, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of such Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, a Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of the Equity Portfolio 2003 Series, or 1,000 Units of the Preferred Income Portfolio 2003 Series, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

              Information on Ryan Beck & Co.,
            the Sponsor, Trustee and Evaluator

Ryan Beck & Co.

Ryan Beck & Co. was founded in 1946 on the principles of offering high quality investments to meet client needs. Over 50 years of providing innovative financial solutions have followed, and the firm continues to focus its efforts on meeting its clients' long-term goals while meeting their short-term objectives.

Today, the firm has 28 Private Client Group offices nationwide with approximately 600 Financial Consultants. Ryan Beck offers a full range of financial products and services, including equity and fixed income securities, mutual funds, unit investment trusts, annuities, insurance, retirement plans, investment banking and asset management.

The firm enjoys a fine reputation as an underwriter, distributor and trader of tax-exempt, equity and debt securities. Additionally, the firm provides consulting and research services, with a focus on corporate finance and merger-related services. The firm's experience in this area, particularly in municipal finance and the financial services industry, is acknowledged industry-wide.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     Standard & Poor's
              Issue Credit Rating Definitions

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on the following considerations:

1. Likelihood of payment: capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation;

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligator's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC  An obligation rated "CC" is currently highly vulnerable to nonpayment.

C   A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D   An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grade period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus(+) or Minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


              Fitch Investors Service, Inc.'s
              Issue Credit Rating Definitions

Fitch Ratings provides an opinion on the ability of an entity or of a securities issue to meet financial commitments, such as interest, preferred dividends, or repayment of principal, on a timely basis. These credit ratings apply to a variety of entities and issues, including but not limited to sovereigns, governments, structured financings, and corporations; debt, preferred/preference stock, bank loans, and counterparties; as well as the financial strength of insurance companies and financial guarantors.

Entities or issues carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

Fitch Ratings credit and research are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security. The ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch Ratings believes to be reliable. Fitch Ratings does not audit or verify the truth or accuracy of such information. Ratings may be changed or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

Credit ratings do not directly address any risk other than credit risk. In particular, these ratings do not deal with the risk of loss due to changes in market interest rates and other market considerations.

Investment Grade.

AAA Highest credit quality. `AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA   Very high credit quality. `AA' ratings denote a very low
expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A    High credit quality. `A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB Good credit quality. `BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade.

BB   Speculative. `BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B    Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favourable business and economic environment.

CCC,

CC,C High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favourable business or economic developments. A `CC' rating indicates that default of some kind appears probable. `C' ratings signal imminent default.

DDD,

DD,D Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. `DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. "DD' indicates potential recoveries in the range of 50%-90% and `D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated `DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated `DD' and `D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

To provide more detailed indications of credit quality, the ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

                             RYAN, BECK & CO.

                        Select Financial Services
                      Equity Portfolio 2003 Series
                 Preferred Income Portfolio 2003 Series
                                 FT 710

                             Ryan Beck & Co.

                         220 South Orange Avenue
                      Livingston, New Jersey 07039
                             1-800-342-2325

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-103615) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                              Commission at
                             1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             April 24, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 710 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 24, 2003. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Trust Preferred Securities                                  1
   Dividends                                                   2
Concentration
   Banking                                                     2
Portfolio
   Securities Selected for Equity Portfolio 2003 Series        3

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Trust Preferred Securities. An investment in Units of the Preferred Income Portfolio 2003 Series should be made with an understanding of the risks which an investment in trust preferred securities entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. As previously discussed, trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the Trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Concentration

Banking. An investment in Units of the Trusts should be made with an understanding of the problems and risks inherent in the banking sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Portfolio

Securities Selected for Equity Portfolio 2003 Series


Banks
_____

Banknorth Group, Inc., headquartered in Portland, Maine, is a multi-bank holding company operating offices throughout Maine, Connecticut, Massachusetts, New Hampshire, New York and Vermont.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Commerce Bancorp, Inc., headquartered in Cherry Hill, New Jersey, operates a banking business through branch offices serving New Jersey and Pennsylvania. The company's wholly-owned banking subsidiaries provide retail and commercial banking services and products.

Compass Bancshares, Inc., headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in four states.

Fifth Third Bancorp, headquartered in Cincinnati, Ohio, conducts a general commercial banking business in Ohio, Arizona, Florida, Indiana, Kentucky and Michigan. The company also provides insurance underwriting; real estate management; discount securities brokerage; and provides electronic funds transfer and data processing services.

Fulton Financial Corporation, headquartered in Lancaster, Pennsylvania, is a multi-bank financial holding company that provides a full range of banking and financial services to businesses and consumers through its wholly-owned banking subsidiaries.

Hudson City Bancorp, Inc., headquartered in Paramus, New Jersey, is the holding company for Hudson City Savings Bank, which operates a general banking business through a network of offices and branches located throughout New Jersey.

Marshall & Ilsley Corporation, headquartered in Milwaukee, Wisconsin, is a bank and savings and loan holding company providing financial service in Wisconsin, Arizona and Illinois.

Mercantile Bankshares Corporation, headquartered in Baltimore, Maryland, through subsidiaries, conducts a general banking business in Maryland, Delaware and Virginia. The company also provides mortgage banking and trust services.

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, operates a general banking business in Tennessee, Georgia, Mississippi, North Carolina and Virginia.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Provident Bankshares Corporation, headquartered in Baltimore, Maryland, is a bank holding company for Provident Bank of Maryland, having the majority of its offices in the greater Baltimore/Washington, D.C.
metropolitan area and in southern Pennsylvania.

Resource Bankshares Corporation, headquartered in Virginia Beach,
Virginia, is a bank holding company for Resource Bank with offices in Virginia Beach, Richmond and Northern Virginia.

Sterling Bancorp, headquartered in New York, New York, is a bank holding company engaged in asset and trade financing, business and consumer loans, factoring, mortgage lending, leasing, trust and estate administration, and brokerage.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a multi-financial bank holding company for banking affiliates and a bank card data processing company.

Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in seven states. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.

Thrifts
_______

Brookline Bancorp, Inc., headquartered in Brookline, Massachusetts, is the holding company for Brookline Savings Bank. The bank originates multi-family and commercial real estate mortgage loans, as well as traditional deposit and single-family mortgage loan products. The company operates primarily in the greater Boston metropolitan area and eastern Massachusetts.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a holding company for First Niagara Bank, Cortland Savings Bank and Cayuga Bank. The company's banks serve individuals and businesses in western and central New York. The company provides a variety of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

Seacoast Financial Services Corporation, headquartered in New Bedford, Massachusetts, is a bank holding company for its two wholly-owned bank subsidiaries, Compass Bank for Savings and Nantucket Bank.

Sovereign Bancorp, Inc., headquartered in Philadelphia, Pennsylvania, is a holding company for Sovereign Bank which operates in eastern
Pennsylvania, Connecticut, northern Delaware, Massachusetts, New Jersey and Rhode Island.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 710, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 710, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 24, 2003.

                            FT 710

                            By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                            By Robert M. Porcellino
                               Senior Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) April 24, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.



                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-103615 of FT 710 of our report dated April 24, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
April 24, 2003


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities, L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities, L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 710 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7